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                            LIDO ASSOCIATES, L.L.C.
                             4343 VON KARMAN AVENUE
                            NEWPORT BEACH, CA 92660

                               DECEMBER 10, 1996

To Holders of Units of Limited Partnership Interests of T. Rowe Price Realty Income Fund IV,
  America's Sales-Commission-Free
  Real Estate Limited Partnership
Dear Unitholder:

    We are pleased to enclose with this letter the offer (the "Offer") by Lido Associates, L.L.C. (the "Purchaser") to pay $22 for each unit of limited partnership interest ("Unit") of T. Rowe Price Realty Income Fund IV, America's Sales-Commission-Free Real Estate Limited Partnership (the "Partnership"), less the amount per Unit of distributions declared or paid with respect to each Unit between November 25, 1996 and the close of business, Eastern Standard Time on January 17, 1997. The Offer is for up to 350,000 Units, representing approximately 45% of the Units outstanding on the date of the Offer. If more than 350,000 Units are tendered, Units will be accepted on a pro rata basis.

THE PURCHASER IS NOT AN AFFILIATE OF THE GENERAL PARTNER OF THE PARTNERSHIP.

    The Offer will provide you with an opportunity to sell your Units for $22 per Unit, net to you in cash, without brokerage commissions or other transaction costs generally associated with market sales, which is equal to approximately 75% of the $30 per Unit net asset value ("NAV") reported on November 15, 1996 by a representative of the General Partner to a representative of the Purchaser.

    Limited Partners might consider accepting a 25% discount from the NAV for one or more of the following reasons:

    A.  ILLIQUIDITY.

        The Offer provides Unitholders with an opportunity to immediately liquidate their investment in the Partnership for $22 per Unit net to the seller in cash. The General Partner stated in the Partnership's Form 10-K for the year ended December 31, 1995 ("Form 10-K") that "Units cannot currently be sold at a price equal to the estimated (net asset) value." The Purchaser is unaware of any Units being sold in the so-called secondary market within the past twelve months. The secondary market is made up of third party resale services specializing in limited partnership units.

        The Partnership has a limited procedure to acquire Units from Unitholders for a price equal to 90% of NAV. However, this procedure is permitted only in circumstances where the Unitholder has become bankrupt or insolvent, or has experienced a loss of primary employment, medical emergency, long-term disability, divorce or death. The amount of cash held by the Partnership as of September 30, 1996 for this procedure was $1.17 million, or enough to acquire less than 6% of the outstanding Units.

    B.  UNCERTAINTY.

        Unitholders who tender their Units will be giving up the opportunity to participate in any future potential benefits represented by ownership of Units, including, for example, the right to participate in any future distribution of cash or property, whether from operations, the proceeds of a sale or refinancing of one or more of the Partnership's properties or in connection with any future liquidation of the Partnership.
        However, there is no guarantee of future results of the Partnership and investment in the Partnership remains speculative. While the General Partner has stated its intention to sell the Partnership's properties by the end of 1998, there is no guarantee such sales will occur or that such sales will allow Unitholders to
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Holders of Units of Limited Partnership Interests                         Page 2
  of T. Rowe Price Realty Income Fund IV,
  America's Sales-Commission-Free
  Real Estate Limited Partnership

        realize the per Unit NAV. As the General Partner noted in the Form 10-K, the NAV "is not necessarily representative of the value of the Units when the Partnership ultimately liquidates its holdings." Also, property selling costs and expenses (E.G. real estate brokers commissions, attorneys' fees, escrow fees, title company costs, rent guarantees, repair of deferred maintenance items, etc.), which could be incurred by the Partnership in disposing of its properties, generally can range from 3% to 10% of a given property's gross sale price and may reduce the amount of cash available for distribution to the Unitholders per Unit to an amount that is less than NAV.

    C.  ALTERNATIVE INVESTMENTS.

        The Offer will permit Unitholders to liquidate their investment in the Partnership, which could then allow such holders to invest in less speculative and more liquid alternative investments which may yield greater annual cashflows. According to information provided by the Partnership, the Partnership distributed $.40 per Unit in operational cashflow for each of the first three quarters of 1996. Based on the applicable NAV of $31 per Unit, applicable to the first three quarters of 1996, annualized cashflow per Unit is approximately 5.2% of NAV.

        In addition, the Partnership expends hundreds of thousands of dollars each year in Partnership management expenses (approximately $233,000 through September 30, 1996). A portion of those expenses are fixed, and, accordingly, will be incurred by the Partnership regardless of how many properties it owns. Therefore, as Partnership properties are sold, the Partnership cashflow available for distribution to Unitholders will likely be reduced as a percentage of NAV.

    D.  TAX RETURNS.

        The Offer will expire on January 17, 1997, unless extended. By accepting the Offer, Unitholders may avoid the expenses, delays and complications of tax filings in connection with ownership of Units in the Partnership.

    The Purchaser is making the Offer with a view towards making a profit. The Purchaser's intent is to acquire the Units at a discount to the value that the Purchaser might ultimately realize from owning the Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the $22 Offer price and no representation is made as to such fairness. Other measures of value may be relevant to a Unitholder and all Unitholders are urged to carefully consider all of the information contained in the Offer to Purchase and Letter of Transmittal and to consult with their own advisors (tax, financial or otherwise) in evaluating the terms of the Offer before deciding whether to tender Units.

    If you wish to sell some or all of your Units now, please read carefully the enclosed Offer to Purchase and the Letter of Transmittal. All you need to do is complete the Letter of Transmittal in accordance with the instructions provided therein, sign where indicated, and return it to The Herman Group, Inc., the Information Agent and Depository, in the pre-addressed return envelope or by facsimile to (214) 999-9322 or (214) 999-9348.

    Except as indicated above, no other action on your part is required. This Offer will expire at 12:00 midnight, Eastern Standard Time, on January 17, 1997, unless extended.

    If you have any questions or need assistance in completing the Letter of Transmittal, please call The Herman Group, Inc. at (800) 992-6213.

                                          Very truly yours,

                                          Lido Associates, L.L.C.